SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 5 July 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Telstra

28 May 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Notice of change of interests of substantial holder

In accordance with the Corporations Act I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Form **604**
Corporations Act 2001
Section 671B

Notice of change in interests of substantial holder

To Company Name/Scheme	Solution 6 Holdings Limited
ACN/ARSN	003 264 006

1. Details of substantial holder(1)

Name	**Telstra Corporation Limited** gives this notice of a change in relevant interests on its own behalf and on behalf of its subsidiaries set out in Annexure "A"
ACN/ARSN (if applicable)	**051 775 556**

There was a change in the interests of the substantial holder on 24/5/2002.

The previous notice was given to the company on 5/3/2002.

The previous notice was dated 5/3/2002.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities(4)	Previous notice		Present notice	
	Person's votes	Voting power(5)	Person's votes	Voting power(5)
Ordinary Shares	33,056,442	16.66	33,056,442	15.20

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change(6)	Consideration given in relation to change(7)	Class and number of securities affected	Person's votes affected
Various	Telstra CB.com Limited (ACN 089 249 669)	Various recent issues of shares by Solution 6 Holdings Limited	No consideration to Telstra	30,456,442 Ordinary Shares	Telstra CB.com Limited
Various	Telstra Corporation Limited (ACN 051 775 556)	Various recent issues of shares by Solution 6 Holdings Limited	No consideration to Telstra	2,600,000 Ordinary Shares	Telstra Corporation Limited

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder(8)	Nature of relevant interest(6)	Class and number of securities	Person's votes
Telstra CB.com Limited (ACN 089 249 669)	Telstra CB.com Limited	Telstra CB.com Limited	Legal and beneficial owner	30,456,442 Ordinary Shares	30,456,442
Telstra Corporation Limited (ACN 051 775 556)	Telstra Corporation Limited	Telstra Corporation Limited	Legal and beneficial owner	2,600,000 Ordinary Shares	2,600,000

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association(9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NIL	NIL

111929774

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Telstra Corporation Limited	Level 41, 242 Exhibition Street, Melbourne, VIC, 3000
Telstra CB.com Limited	Level 4, 400 George Street, Sydney, NSW, 2000
Solution 6 Holdings Limited	Level 21, 456 Kent Street, Sydney, NSW, 2000

Signature

print name DOUGLAS GRATION capacity Company Secretary

sign here [signature] date 28/05/2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

This is the annexure of six pages marked "A" and referred to in the form 604 signed by me and dated 28 May 2002.

Douglas Gration
Company Secretary

Date: 28 May 2002

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation
Telstra Corporation Limited (TCL)	Parent entity		Australia
Corporate Support Group			
Telecommunications Equipment Finance Pty Ltd	Telstra controlled entity	-	Australia
Telstra Finance Limited	Telstra controlled entity	100.0	Australia
Telstra Corporate Services Pty Ltd	Telstra controlled entity	100.0	Australia
Transport Communications Australia Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra ESOP Trustee Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Employee Share Ownership Plan Trust	Non-Controlled Trust		Australia
Telstra Employee Share Ownership Plan II Trust	Non-Controlled Trust		Australia
Telstra Growthshare Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Growthshare Trust	Non-Controlled Trust		Australia
Telstra Super Pty Ltd	Telstra associated entity	100.0	Australia
• Telstra Super Financial Planning Pty Ltd	Telstra associated entity	100.0	Australia
Telstra Superannuation Scheme	Non-Controlled Trust		Australia
Telstra Super Investment Trust	Non-Controlled Trust		Australia
Telstra Community Development Fund	Non-Controlled Trust		Australia
Telstra Foundation Ltd	Telstra associated entity		Australia
Telstra OnAir Group			
Telstra OnAir Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra OnAir Infrastructure Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
•• Telstra 3G Spectrum Holdings Pty Ltd	Telstra controlled entity	100.0	Australia

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation
International Group			
Telstra International Limited	Telstra controlled entity	100.0	Australia
Telstra Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
• Tellium, Inc	Telstra investment	0.27	USA
• Gemini Israel III L.P.	Telstra investment	3.47	USA
• Beijing Australia Telecommunications Technical Consulting Services Company Limited	Telstra controlled entity	100.00	China
• DataOne Corporation Pte Ltd	Telstra joint venture entity	20.0	Singapore
• New Skies Satellites, N.V.	Telstra investment	0.80	Netherlands
• INTEC Communications Inc.	Telstra investment	8.45	Japan
• Telstra Holdings (Bermuda) No 2 Limited	Telstra controlled entity	100.0	Bermuda
• • Joint Venture (Bermuda) No. 2 Limited	Telstra controlled entity	60.0	Bermuda
• • • RWC, HK Limited	Telstra controlled entity	100.0	Hong Kong
• • • Bestclass Holdings Ltd	Telstra controlled entity	100.0	BVI
• • • • Hong Kong CSL Ltd	Telstra controlled entity	100.0	Hong Kong
• • • • • Integrated Business Systems Ltd	Telstra controlled entity	100.0	Hong Kong
• • • • • One2Free Personalcom Ltd	Telstra controlled entity	100.0	Hong Kong
• • • • • CSL Limited	Telstra controlled entity	100.0	Hong Kong
• Telstra Holdings (Bermuda) No 1 Limited	Telstra controlled entity	100.0	Bermuda
• • Reach Limited	Telstra joint venture entity	50.0	Bermuda
• • Australian - Japan Cable Holdings Limited	Telstra associated entity	39.9	Bermuda
• Telstra Japan Retail K.K.	Telstra controlled entity	100.0	Japan
• Telstra International HK Limited	Telstra controlled entity	100.0	Hong Kong
• Telstra IDC Holdings Limited	Telstra controlled entity	100.0	Bermuda
• • IDC Limited	Telstra joint venture entity	50.0	Bermuda
• Telstra India Private Limited	Telstra controlled entity	100.0	India
• Telstra Wholesale Inc.	Telstra controlled entity	100.0	USA
• Mobitel (Pvt) Limited	Telstra controlled entity	60.0	Sri Lanka
• TelstraClear Limited	Telstra controlled entity	58.43	New Zealand
• • Independent Newspapers Limited	Telstra investment	-	New Zealand
• • CityLink Limited	Telstra associated entity	1.27	New Zealand
• • IP3 Systems Ltd	Telstra investment	0.5	Australia
• • Saturn Communications Limited	Telstra controlled entity	100.00	New Zealand
• • Paradise.Net Limited	Telstra controlled entity	100.00	New Zealand
• • TNAS Limited	Telstra joint venture entity	25.00	New Zealand
• • Kiwi Cable Company Limited	Telstra controlled entity	100.00	New Zealand
• • Netlink Limited	Telstra controlled entity	100.00	New Zealand
• • TelstraSaturn Holdings Limited	Telstra controlled entity	100.00	New Zealand
• • • Clear Communications Limited	Telstra controlled entity	100.00	New Zealand
• • • • CLEAR Communications (Australia) Pty Limited	Telstra controlled entity	100.00	Australia
• • • • ZFREE Limited	Telstra controlled entity	100.00	New Zealand
• • • • ZTALK Limited	Telstra controlled entity	100.00	New Zealand
• • • • CityLink Limited	Telstra associated entity	25.9	New Zealand
• • • • TNAS Limited	Telstra joint venture entity	25.0	New Zealand
• Telstra Limited	Telstra controlled entity	100.0	New Zealand

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp/ formation
• Telstra New Zealand Limited	Telstra controlled entity	100.0	New Zealand
• Telstra Global Limited	Telstra controlled entity	100.0	United Kingdom
• • Xantic B.V.	Telstra joint venture entity	35.0	The Netherlands
• • PT Telstra Nusantara	Telstra controlled entity	100.0	Indonesia
• • PT Mitra Global Telekomunikasi Indonesia	Telstra associated entity	20.37	Indonesia
• • Telstra Europe Limited	Telstra controlled entity	100.0	United Kingdom
• • Telstra Inc.	Telstra controlled entity	100.0	USA
• Telstra Vishesh Communications Private Limited	Telstra investment	-	India
• Telstra South Asia Holdings Limited (in liquidation)	Telstra controlled entity	100.0	Mauritius
• Satel (in liquidation)	Telstra investment	40.0	Kazakhstan
• ICO Global Communications (Holdings) Ltd	Telstra investment	0.1254	USA
Telstra Communications Limited	Telstra controlled entity	100.0	Australia
• Telecom Australia (Saudi) Company Limited (in liquidation)	Telstra controlled entity	50.0	Saudi Arabia
• TAI Olex Group Joint Venture	Telstra joint venture operation	50.0	Pakistan
Intelsat, Ltd	Telstra investment	1.71	USA
Infrastructure Services			
IT Skills Hub Pty Ltd	Telstra investment	5.88	Australia
Smart Internet Technology CRC Pty Limited	Telstra investment	5.26	Australia
Telstra New Wave Pty Ltd	Telstra controlled entity	100.0	Australia
• Hypertokens Pty Ltd	Telstra controlled entity	100.0	Australia
grapeVINE Technologies Ltd	Telstra investment	8.3	Australia
Network Design and Construction Limited	Telstra controlled entity	100.0	Australia
• NDC Global Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
• • NDC New Zealand Limited	Telstra controlled entity	100.0	New Zealand
• • NDC Telecommunications India Private Ltd	Telstra controlled entity	100.0	India
• • PT NDC Indonesia	Telstra controlled entity	95.0	Indonesia
• • NDC Global Philippines, Inc	Telstra controlled entity	100.0	Philippines
• • NDC Global Services (Thailand) Limited	Telstra controlled entity	49.0	Thailand
• NDC Global Services Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Retail Group			
Infonet Services Corporation	Telstra investment	5.3% Voting int. 12.5%	USA
Telstra Rewards Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra Visa Card Trust	Telstra controlled entity	100.0	Australia
• Qantas Telstra Card Trust	Telstra controlled entity	100.0	Australia
• Telstra Visa Business Card Trust	Telstra controlled entity	100.0	Australia
Stellar Call Centres Pty Ltd	Telstra joint venture entity	50.0	Australia
Commander Communications Limited	Telstra investment	16.6	Australia
Investment 2000 Pty Ltd (in liquidation)	Telstra joint venture entity	25.0	Australia
On Australia Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Media Pty Ltd	Telstra controlled entity	100.0	Australia
• Customer Services Pty Ltd	Telstra joint venture entity	50.0	Australia
• FOXTEL Management Pty Ltd	Telstra joint venture entity	50.0	Australia

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp/ formation
• FOXTEL Cable Television Pty Ltd	Telstra joint venture entity	80.0	Australia
• FOXTEL Television Partnership	Telstra joint venture entity	50.0	Australia
• FOXTEL Partnership	Telstra joint venture entity	50.0	Australia
Telstra Multimedia Pty Ltd	Telstra controlled entity	100.0	Australia
Telstra Media Holdings Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra Enterprise Services Pty Limited	Telstra controlled entity	100.0	Australia
• Telstra Pay TV Pty Ltd	Telstra controlled entity	100.0	Australia
• IBM Global Services Australia Limited	Telstra associated entity	22.6	Australia
• Integrated Superannuation Pty Ltd	Telstra investment	33.3	Australia
Telstra CB Holdings Limited	Telstra controlled entity	100.0	Australia
• Telstra CB.net Limited	Telstra controlled entity	100.0	Australia
•• Myinternet Ltd	Telstra associated entity	21.12	Australia
• Telstra CB.fs Limited	Telstra controlled entity	100.0	Australia
•• Keycorp Limited	Telstra controlled entity	47.86	Australia
••• Investment Funding Pty Ltd	Telstra controlled entity	100.00	Australia
••• California Plasticard, Inc	Telstra investment	10.00	USA
••• Colorado Plasticard, Inc	Telstra investment	10.00	USA
••• Budbade Pty Limited	Telstra controlled entity	100.00	Australia
••• Keycorp USA Limited	Telstra controlled entity	100.00	USA
•••• Tillsmith Systems, INC	Telstra controlled entity	100.00	USA
••• Keytec Pty Limited	Telstra controlled entity	100.00	Australia
••• Keytec (No.2) Pty Limited	Telstra controlled entity	100.00	Australia
••• Sparad (No.31) Pty Limited	Telstra controlled entity	100.00	Australia
••• Electronic Financial Technologies Pty Limited	Telstra controlled entity	100.00	Australia
••• KYC Pty Limited	Telstra controlled entity	73.00	Australia
•••• Camtech R & D Pty Limited	Telstra controlled entity	100.00	Australia
••• Technical Parts & Services Pty Limited	Telstra controlled entity	100.00	Australia
••• Keycorp Solutions Limited	Telstra controlled entity	100.00	Australia
••• Keycorp Investments Pty Limited	Telstra controlled entity	100.00	Australia
•••• Nobil IT (NZ) Limited	Telstra controlled entity	100.00	New Zealand
•••• Keycorp Systems Limited	Telstra controlled entity	100.00	United Kingdom
•••• E-Point Pty Limited	Telstra controlled entity	100.00	Australia
•••• Keycorp Technologies Pty Limited	Telstra controlled entity	100.00	Australia
•••• Nobil I.T. Australia Pty Limited	Telstra controlled entity	100.00	Australia
•••• Keycorp (Asia) Pty Limited	Telstra controlled entity	100.00	Hong Kong
•••• Tillsmith Systems Inc.	Telstra controlled entity	100.00	Canada
•••• Keycorp (NZ) Limited	Telstra controlled entity	100.00	New Zealand
••••• Keycorp (NZ) Finance Limited	Telstra controlled entity	100.00	New Zealand
••••• IDL (NZ) Limited	Telstra controlled entity	100.00	New Zealand
••••• Nobil IT Canada Corporation	Telstra controlled entity	100.00	Canada
••• Keytec Nominees Pty Limited	Telstra controlled entity	100.00	Australia
•• InsNet Pty Ltd	Telstra controlled entity	100.0	Australia
••• Keypoint Insurance Systems Pty Ltd	Telstra investment	49.0	Australia
••• Australasian Insurance Systems Pty Ltd	Telstra controlled entity	100.0	Australia

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation
• • • TRC Computer Systems Pty Ltd	Telstra controlled entity	100.0	Australia
• • • DBA Limited	Telstra controlled entity	100.0	Australia
• • • • Brokerlink Pty Ltd	Telstra controlled entity	81.3	Australia
• • • • DBA Computer Systems Pty Ltd	Telstra controlled entity	100.0	Australia
• • • • • Unilink Group Pty Ltd	Telstra controlled entity	100.0	Australia
• • • • • Brokerlink Pty Ltd	Telstra controlled entity	18.7	Australia
• Telstra CB.Com Limited	Telstra controlled entity	100.0	Australia
• • Solution 6 Holdings Limited	Telstra associated entity	15.20	Australia
ECard Pty Ltd	Telstra associated entity	41.0	Australia
Australis Media Limited (in liquidation)	Telstra investment	2.38	Australia
Pacific Access Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra Retail Pty Ltd	Telstra controlled entity	100.0	Australia
• Telstra Retail Services Pty Ltd	Telstra controlled entity	100.0	Australia
• WorldCorp Holdings (S) Pte Ltd	Telstra controlled entity	100.0	Singapore
• • WorldCorp Publishing Pte Ltd	Telstra controlled entity	100.0	Singapore
• Pacific Access Enterprises Pty Ltd	Telstra controlled entity	100.0	Australia

Supplementary Information - Joint Venture Structures

Name of entity (* = dormant)	Entity type	% interest immed. parent	Country of Incorp / formation
FOXTEL			
• FOXTEL Partnership	Telstra joint venture entity	50.0	Australia
•• UK TV Joint Venture	Foxtel joint venture entity	60.0	Australia
•• UK TV Pty Ltd	Foxtel joint venture entity	60.0	Australia
•• Comedy Channel Joint Venture	Foxtel joint venture entity	80.0	Australia
•• The Racing Channel Cable-TV Pty Ltd	Foxtel controlled entity	100.0	Australia
•• MultiChannel Network Pty Ltd	Foxtel Investment	100.0	Australia
•• Main Event Television Pty Ltd	Foxtel associated entity	33.3	Australia
•• XYZ Entertainment Pty Ltd	Foxtel joint venture entity	50.0	Australia
••• Nickelodeon Australia Joint Venture	Foxtel joint venture entity	50.0	Australia
••• XYZ Programming Pty Ltd	Foxtel controlled entity	100.0	Australia
••• Arena Television Pty Ltd	Foxtel controlled entity	100.0	Australia
••• Quest Television Pty Ltd	Foxtel controlled entity	100.0	Australia
••• Max Television Pty Ltd	Foxtel controlled entity	100.0	Australia
••• Channel [V] Australia Pty Ltd	Foxtel controlled entity	100.0	Australia
••• The Lifestyle Channel Pty Ltd	Foxtel controlled entity	100.0	Australia

Telstra

6 June 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Mobile Data Briefing

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556


Telstra
Mobile Data
Telstra - leading the market
6 June 2002

These slides are provided to analysts and investors as part of the Telstra Mobile Data Briefing.

The information in these slides has not been subjected to due diligence and should not be relied upon by investors in making investment decisions.

They are not intended to be a summary of, or substitute for, the more detailed information provided by Telstra to the market in its financial statements and annual report.

Telstra

Agenda

- Mobile data strategy
- Mobile data applications... what's next
- Business performance
- Outlook

Telstra

3

Mobiles Growth Potential



DATA
Investments & Applications
GPRS
M-Commerce
1xRTT
USAGE
Stimulation
Coverage
Price rebalancing
Call completion
'Lifestyle' offers
PENETRATION
Detailed Behavioural Segmentation
Industry segments
Youth
Rural
Prepaid

Telstra

4

Mobile data – a strategic perspective

- Telstra Mobile has a clear mobile data growth strategy, which is delivering successful results today
- Telstra Mobile is committed to being a leader in mobile data
- Telstra Mobile is delivering the latest mobile data applications with existing technology
- A substantial and growing number of customers are using the latest innovative applications over Telstra's mobile networks
- Applications that customers value, not technology, will drive mobile data growth

Telstra

5

Data is crucial to maintaining mobile revenue growth

- Voice is and will continue to be the killer application
- Voice CAGR is slowing in the Australian market
- According to Ovum, data CAGR will grow at eight times the rate of voice CAGR in the period 2001 to 2006

Telstra

6

The benefits mobile data provides for business and consumers are different





Business

Productivity improvement

- Faster decision making
- Improved collaboration
- Extension of corporate resources
- Improved customer service
- Cost savings
- Revenue growth

Consumer

Enhanced lifestyle

- Greater personal productivity
- Convenience of personalised and location specific information
- Improved management of personal relationships

Telstra

To win in this market Telstra Mobile is pursuing a "market stimulation strategy" by actively partnering with the key constituents within the new value chain


Content and applications
Enabling services
Networks
Devices
Distribution
Customers
Traditional telco position
Fully integrated mobile solutions approach
Telstra market stimulation approach

Telstra

Telstra is committed to leadership and growth

People	Partnerships
Products & Services	Programs

Telstra

9

Telstra has dedicated people to support the growth of mobile data

People	Partnerships
Products & Services	Programs

People:

Dedicated teams to:

- work with the application developers
- help small application developers partner with Telstra
- License 3rd party content and applications
- support systems integrators
- provide mobile data customer support
- deliver new mobile data products & services quickly to market

Telstra

10

Telstra has established partnerships with large and small companies

People | Partnerships
Products & Services | Programs

Partnerships:

- Application partners
- Content partners
- Systems integrators
- mCommerce providers
- Channel partners
- Equipment partners
- Network operators

Telstra

11

Telstra has a range of programs for business partners and customers

People | Partnerships
Products & Services | Programs

Programs:

http://www.telstra.com.au/mobilenet/datadevelopers


Telstra
Wireless Data Development Zone

Telstra

12

Telstra has built new mobile data products and services for partners and customers



People
Partnerships
Products & Services
Programs

Products & Services:

- Computer connection to Telstra's SMS network
- Secure mobile access
- Billing service
- Open email service
- Data compression services

Telstra

13

5 key mobile data application areas for business and consumers



Messaging & email
Entertainment
Transactions
Information
Location services

Telstra

14

Agenda

- Mobile data strategy
- ◦ Mobile data applications... what's next
- Business performance
- Outlook

Telstra

15

More from your mobile ...

The situation

- Feature rich mobile devices are coming to market
  - High resolution colour screens
  - Multimedia enabled
  - Music ringtones
- High speed networks are available and customers are asking for enhanced applications

The opportunity

- Improve the customer experience through innovative applications that
  - Complement the customer's lifestyle
  - Enhance the value of mobile devices such as phones and PDAs

Telstra

16

Coming soon ... superior quality music services

The solution

- Enables download and playing of high quality sound, such as ring tones and music
- Using digital music services, mobile phones and PDAs could become the de facto personal music device



Telstra

17

Coming soon... richer games experiences

The solution

- Enables access and download of the latest high resolution, colour games using new generation mobile phones
- Builds on the base of thousands of games available today


SHARP
TIGER WOODS
PGA TOUR
WIRELESS GOLF
SHARP
M

Telstra

18

Coming soon... advanced messaging

The solution

- Improves the customer messaging experience
- Allows photos, pictures, sound and text to be sent to another mobile phone or email address



Telstra

19

There is even more for you to see after this presentation

Messaging and email	• 3G video phone • Advanced messaging • Blackberry
Entertainment	• New generation downloadable games
Information services	• Video streaming • Video camera
Transactions	• Parking meter • Coke machine • Mobile EFTPOS • Children's ride
Location services	• PDA location service

Telstra

20

Agenda

- Mobile data strategy
- Mobile data applications... what's next
- Business performance
- Outlook

21

Telstra is delivering to its mobile data strategy



People
Partnerships
Products & Services
Programs

Dedicated people

- More than 100 staff dedicated to mobile data

Successful business partnerships

- Over 100 joint sales with partners to business customers since November 2001
- Mobile EFTPOS partnerships with 5 banks

New channels to market

- Partnership with Ingram Micro to sell a wireless PDA through non traditional telco channels

22

Telstra is delivering to its mobile data strategy


People
Partnerships
Products & Services
Programs

Support for 3rd party application providers

- More than 200 products and services listed since November 2001 launch of Wireless Data Developer Zone
- 1500 individuals and 140 companies registered on the Wireless Data Developer Zone

Products and services our customers and partners value

- 5 major new products for partners

Telstra

23

Strong growth in mobile data revenues


Mobile Data Revenue
as at March 31st
$ millions
200
160
120
80
40
0
2001
2002

Mobile data revenue YTD has increased by 119% since last year


Mobile Data Revenue
as at March 31st
Percent
8
6
4
2
0
2001
2002

Mobile data as a percentage of total mobile revenue (excluding hardware) has increased by 100%


Mobile Data Revenue
as at March 31st
Dollars
4
3
2
1
0
2001
2002

Mobile data ARPU has grown by 81%

Telstra

24

SMS growth underpins mobile data revenue

- 88% increase in the average volume of monthly SMS messages sent YTD over the same period last year
- Peak monthly SMS volume of 94 million in January 02
- SMS penetration has grown from 30% in March 01 to 39% in March 02
- Average number of SMS messages sent by customers each month YTD is up by 16% over the same period last year, to 43 messages per month
- There are 1.35 million more active Telstra SMS users than last year

Telstra

25

Strong growth in consumer applications

- 166 consumer applications supported
- Thousands of non-Telstra applications available
- 1.2 Million hits per week on Telstra wireless internet site
  - 100% growth since July 01
- 250,000 PocketNews content requests per week
  - 500% growth year on year


Applications / Usage
Time

Telstra

26

Leading businesses deploying mobile solutions today

Since November 2001 over 260 enterprises have committed to implement applications over Telstra's mobile data network

Telstra

27

Agenda

- Mobile data strategy
- Mobile data applications... what's next
- Business performance
- Outlook

Telstra

28

Network Options


2G
2.5G
3G
GSM
GPRS
EDGE
W-CDMA
(GSM 3G)
CDMA
CDMA 2000
1xRTT
1x EV
-DV
1xEV
-DO
Other technology options

29

How we are building to a data business


Grow Subscribers
Grow familiarity with data
Grow usage of data
• Grow available data applications
– value adding
• Compelling partner program and business models
• Strengthen position of Telstra as leader in wireless data
Data usage
Capital Expenditure
No speculative capex
Matching investment to customer demand - maximise ROCE
Continue active evaluation of technologies
Retain strategic investment flexibility

30

Pros and Cons of "Big Bang" Vs Evolution

Challenge : **"Big Bang"**

- Uncertain Customer Demand
- Untested Billing Systems
- New and untested Applications
- Compatibility/O.S. uncertainty
- Device technology uncertainty
- Network technology uncertainty

Benefits : **Evolution**

- Leveraging **brand** and loyal **customer** relationships
- Leveraging strong existing **distribution** system
- Leveraging superior **coverage** and network **quality**
- Leveraging **integrated telco** opportunities

Telstra

31

Summary

- Customers are using mobile data today
- A successful future mobile data business requires many building blocks to be in place
- We have chosen an 'evolutionary' approach rather than 'big bang' with customer usage as the driver. This position reflects the needs of a profitable and sustainable data business rather than a technology play. Capital will be spent accordingly
- Telstra is well positioned - a loyal customer base, applications suite, network options & business support

Telstra

32

Telstra's leadership in making it all happen


Integration
Infrastructure
Useability
Devices: handsets, PDA's, Telematics
Business models
Customer support
Business partnerships
Privacy & security
Processes

Telstra

33

More 4 You, More 4 Business – Strategy Working

- 375K customers on M4U, M4B since 23 Jan 02
- Market Share maintained
- Deactivation has not increased significantly
- Significant improvement in cash flow
- More than 70% of activations are on member plans – not casual
- 70% of customers chose reduced airtime rates, rather than handsets
- Still on track to achieve double digit revenue growth for FY02

Telstra

34


Telstra
Mobile Data
Telstra - leading the market
6 June 2002

Telstra

13 June 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Announces Resignation of Gerry Moriarty

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

13 June, 2002 146/02

TELSTRA ANNOUNCES RESIGNATION OF GERRY MORIARTY

Telstra Chief Executive Officer, Dr Ziggy Switkowski, today announced the resignation of Mr Gerry Moriarty, Group Managing Director, Telstra Infrastructure Services.

Mr Moriarty will leave Telstra next month after nine years at the company to take up a new appointment at Macquarie Bank as Deputy Chairman of Macquarie Communications Infrastructure Group.

He will also participate in the Bank's business development in the broad Communications and Technology sectors.

Dr Switkowski said Mr Moriarty will depart from Telstra with an enormous amount of goodwill from his colleagues and staff.

"Gerry has displayed the highest levels of vision, leadership and commitment in leading Telstra's infrastructure strategy and Infrastructure Services Group and we wish him well in this next step in his career," Dr Switkowski said.

Mr Moriarty said today: "I will leave a very strong team at Telstra. I have had immense satisfaction from leading, encouraging and having the support of truly world-class technologists and dedicated and resourceful service delivery staff."

Mr Moriarty joined Telstra in July 1993 as Managing Director of Network Products.

He was appointed Group Managing Director of Infrastructure Services in October 2001 with responsibility for the planning, design, construction and operation of Telstra's fixed, mobile, data and internet networks, research and development, engineering development, information technology services and field services.

Mr Moriarty will continue in his current role until the end of July, 2002.

Media Contact:
Michael Grealy
02 92060106 0419 217 343

Telstra media releases are published and archived at
www.telstra.com.au/newsroom

Telstra

1 July 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra obtains full ownership of Hong Kong CSL Limited

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

1 July 2002

Telstra

Telstra obtains full ownership of Hong Kong CSL Limited

Telstra Corporation Limited ("Telstra") today announced changes to its Asian joint venture arrangements with Pacific Century CyberWorks of Hong Kong ("PCCW").

The key elements are as follows:

Original 2007 Convertible Note:

- PCCW has redeemed in full the US$750 million 2007 Convertible Note held by Telstra. Telstra has valued this note on a yield to maturity basis at US$750 million and adjusted the value in its accounts accordingly. Telstra has used the proceeds to acquire PCCW's 40% interest in Regional Wireless Company ("RWC") and to subscribe for a US$190 million mandatorily converting secured note issued by PCCW.

Regional Wireless Company

- Telstra now owns 100% of RWC, which holds Hong Kong's premier mobile phone company, Hong Kong CSL Limited ("CSL").
- Telstra's accounts will reflect that the 40% interest in RWC previously held by PCCW has a value of US$560 million. After adjusting for 40% of the cash in CSL, the effective acquisition value of the 40% interest in RWC is US$475 million.

New Converting Note

- PCCW has issued to Telstra a mandatorily converting secured note for US$190 million, with a term of 3 years (expiring earlier if certain events occur) and bearing compounding interest at a rate of 5% per annum.
- The note is repayable in listed PCCW shares, but PCCW may redeem for cash at any time.
- Telstra may accelerate redemption in certain circumstances.
- The conversion price for the note is calculated by reference to the volume weighted average price of ordinary shares of PCCW as traded on the Hong Kong stock exchange 20 days prior to repayment.
- PCCW's obligations under the note are secured by an equitable mortgage of shares over all of Pacific Century Cable Holdings Limited 50% shareholding in Reach Limited.

Reach Limited

- Reach Limited will continue to be a 50/50 joint venture between Telstra and PCCW.

Telstra

1 July 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Analyst briefing pack - Acquisition of 100% interest in Hong Kong CSL Limited

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited Acquisition of 100% interest in Hong Kong CSL Limited

CEO - Ziggy Switkowski

CFO - David Moffatt

President Telstra International - Dick Simpson

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra and HKCSL, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of HKCSL and Telstra include general economic conditions in Hong Kong and Australia; exchange rates; competition in the markets in which HKCSL and Telstra will operate; the inherent regulatory risks in the businesses of Telstra, HKCSL and the Hong Kong market; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra and HKCSL will operate.

International Strategy

- Focused on the Asia-Pacific region
- Countries with acceptable regulatory regimes and sovereign risk
- Targeted at Mobiles, Data, Internet and Content related businesses, full service in New Zealand
- China focus
- Operational control preferred
- Early EPS returns required


CSL premium mobiles asset in Hong Kong
Reach – No 1 International connectivity business in Asia
MOU with China Unicom
Telstra Clear No 2 full service carrier in New Zealand

Recent transactions are consistent with Telstra's international strategy

Hong Kong Mobile Market

	800 MHz	900 MHz	1800 MHz	2000 MHz
CSL	TDMA (7.5 MHz)	GSM (7.5 MHz)	PCS (10 MHz)	3G (14.8MHz)
HUTCHISON	CDMA (7.5 MHz)	GSM (7.5 MHz)	PCS (10 MHz)	3G (14.8MHz)
SMARTONE		GSM (7.5 MHz)	PCS (10 MHz)	3G (14.8MHz)
SUNDAY			PCS (10 MHz)	3G (14.8MHz)
NEW WORLD			PCS (10 MHz)	
PEOPLES			PCS (10 MHz)	

- 6 Operators – 4 in 3G space
- High Mobile penetration rate : over 85% penetration
- High Churn Rate: Industry average of 6-7%. HKCSL Churn 3%
- Improve market environment: higher effective tariffs, fewer free minutes and new charge on VAS, such as call forwards services
- Early stages of data growth
- Sophisticated customers looking for value services

International Infrastructure Services

Telstra

About Hong Kong CSL

- Valuable and highly recognisable brand;
- Market leader with superior network coverage;
- Premium customer base;
- Most profitable operator in HK
- Debt free
- Has approx US$212 million in cash
- EBITDA for FY2002 estimated to be US$180 million
- Highest EBITDA margin in industry
- ARPU that is almost 2 times that of its competitors - approx. HK$400 vs approx. HK$200 for competitors; and
- A low churn rate (3% vs 6-7% industry average)

HKCSL is the premium Hong Kong mobile operator

Rationale for Acquisition of 40% interest in HKCSL

Infrastructure Services
International

Operational

- Obtain 100% ownership and full operational control
- Leading business brand and reputation
- Positioned to take place in Hong Kong market consolidation
- Greater flexibility to grow in region
- Simplifies relationship with PCCW
- Low integration risk with Telstra Management, Systems and Marketing

Financial

- CSL is the only profitable operator in Hong Kong, is debt free and has approx US$212 million in cash retained in HKCSL
- No effect on Telstra sales revenue as HKCSL already consolidated
- EPS neutral Year 1
- Acquisition valued at US$560[1] million less surplus cash of approx US$85 million - effective value of US$475 million is attractive given HKCSL's strategic advantages

1. After mark to market on yield to maturity basis of the US$750 million convertible note

100% control of our destiny

Telstra

Acquisition of 100% interest in Hong Kong CSL - terms

- Restructure of Telstra and PCCW relationship - non cash transaction
- Telstra has acquired remaining 40% interest of HKCSL at a value of US$560 million including an entitlement to all of CSL's approx US$212 million surplus cash (Effective acquisition value US$475[1] million)
- Transaction involves:
  - PCCW redeems existing US$750 million Convertible note
  - PCCW issues new US$190 million secured Converting Note
  - Telstra moves to 100% ownership of HKCSL
- Transaction is 8 to 9 times HKCSL free cash flow or 6.6 times HKCSL EBITDA on effective acquisition value of US$475 million
- Transaction has regulatory approval from HK Regulatory Authority – OFTA

1. Based on mark to market on yield to maturity basis of the US$750 million convertible note and adjusting for 40% of the cash in HKCSL

Telstra 100% interest in premium Hong Kong Mobile operator

Purchase Price of 40% interest in HKCSL

International Infrastructure Services

Purchase consideration

	US$M	A$M[1]
Market value of Note[2]	750	1,315
Less US$190M Converting Note	190	333
Acquisition value (40%)	560	982
Less HkCSL cash acquired (40%)	85	149
Effective acquisition value (40%)	475	833
CSL estimated EBITDA (100%)	180	316
Implied EBITDA multiple	6.6 times	
Free cash flow multiple	8 to 9 times	

1. Based on an assumed AUD/US exchange rate of A$1 = US$0.57
2. Marked to market on a yield to maturity basis

Attractive price due to HKCSL strategic advantages

Telstra

Converting Note - terms

- US$190 million Mandatory Converting Note
- Maximum 3 year term (30/06/05)
- Interest rate 5% pa (accretive)
- Conversion price VWAP for 20 trading days prior to repayment date
- Secured against all of PCCW's 50% share in Reach
- Note is repayable in listed PCCW shares though
  - PCCW may redeem for cash at any time; and
  - Telstra may accelerate redemption in certain circumstances

Improved security, less financial risk, more liquidity

Telstra

Profit and loss effect on Telstra Group

Infrastructure Services
International

- FY 2002 NPAT reduced by US$54 million (A$95 million[1]) due to mark to market of Convertible Note
- Goodwill amortisation on acquisition of remaining 40% interest in HKCSL increases by US$15m pa (A$26 million[1])
- Minority interest eliminated and Telstra entitled to 100% of HKCSL profits after tax beyond FY2002
- EPS neutral in Year 1
- Opportunity to be EPS positive from FY2003

1. Based on an assumed AUD/US exchange rate of A$1 = US$0.57

Telstra

Effect on Telstra Group Balance sheet

Balance sheet

Assets

	US$M	A$M[1]
Carrying value of Convertible Note[2]	750	1,315
Less new Converting Note	(190)	(333)
Acquisition value (40%)	560	982
HKCSL Net Assets at 31 May 02	661	1,160
Remaining 40% of Net assets acquired	264	464
Additional Goodwill acquired (amortise over 20 yrs)	296	518
Net Goodwill on initial acquisition of 60% [3]	780	1,368
Total Goodwill on acquisition of HKCSL	1,076	1,886
Investment in HKCSL		
Balance at Feb 2001	1,188	2,085
New Investment	560	982
	1,748	3,067

Debt

- **No change in Gross Debt or coverage ratios**
- Net Debt increases by approx US$560m (A$982m) - Net Debt ratio increases by 0.5%

Cash Flow

- Telstra has 100% entitlement to HKCSL cash of US$212 million
- No effect on Telstra's cashflow

1. Based on an assumed AUD/US exchange rate of A$1 = US$0.57
2. Marked to market on a yield to maturity basis
3. 60% acquired February 2001. Goodwill is net of amortisation to 31 May '02

Conclusion

- Acquisition of 100% of Hong Kong CSL Limited:
  - Ensures operational control and flexibility
  - Simplifies PCCW relationship
  - New Converting Note:
    - Lower risk
    - Better security
    - Improved liquidity
  - Market price paid
  - Non cash transaction
  - Consistent with International Strategy


Appendices

Restructure HKCSL Ownership

Current Structure



PCCW
Convertible Note
US$750m
Telstra
50%
Reach
50%
40%
RWC1
60%
100%
CSL

New Structure



Converting Note
PCCW
US$190M
Telstra
50%
100%
50%
Reach
RWC1
100%
CSL

1. Regional Wireless Company

Non cash transaction at attractive price

PCCW Note - Terms

Previous

- US$750 million Convertible Note
- 6 year term (Telstra may reduce to US$375 million for final 2 years)
- Interest rate 5% for 4 years; 7% for final 2 years (accretive)
- Conversion price at 15% premium to 45 trading day VWAP post signing of definitive documents
- Secured against half of PCCW 50% share in Reach
- Redeemable at any time by PCCW subject to Telstra conversion rights

Revised

- US$190 million mandatory converting note
- 3 year term
- Interest rate 5% pa (accretive)
- Conversion price VWAP for 20 trading days prior to repayment date
- Secured against all of PCCW's 50% share in Reach
- Note is repayable in listed PCCW shares though
  - PCCW may redeem for cash at any time.
  - Telstra may accelerate redemption in certain circumstances

Improved security, less financial risk, more liquidity

HK Competitors' KPIs Comparison

	Smartone	Sunday	CSL
	12-month ended Dec 2001		
EBITDA (HK$'m)	354	102	1,365
Operating Margin	3%	-11%	18%
Churn Rate	5%	8%	3%
ARPU (exit) HK$	210	220	400
Data ARPU (4Q 01) HK$	9	5	11
IOSMS/SMS users / total sub	19%	16%	36%
ISMS users / total sub	-	1%	5%
ISMS Roaming Countries*	36	50	147

Source: Annual reports for financial data
Cellular Market Monitor (Q4 01) by Oracle Market Research; * Internal Estimation

Telstra

CSL: Business Outlook (1)

- Remain the most profitable operator in HK
  - ARPU: 2-2.5x higher than competitors
  - EBITDA: 4x higher than Smartone & 13x of Sunday
  - Operating margin: 6x higher than Smartone while Sunday has yet to record any operating profits
- Superior subscribers as a base for data services
  - High data penetration rate
  - Premium ARPU
  - Leader in value share
- Strong branding
  - The first operator to adopt multi brand strategy:
    1010 for High Value Business & O2F for Premium Mass

CSL: Business Outlook (2)

- Superior network coverage
  - Perceived to be the best network in Hong Kong
  - Asia Best "GSM Network Operator" by Telecom Asia in 1998, 1999 & 2001
- Continue to be the innovation leader in the market
  - World's First International MMS & Asia's First in MMS
  - Asia's Best Mobile Applications awarded by Wireless Asia, Runner up in the SMS category
- Regional business opportunities
  - For example a Mobile Virtual Network Operator or a content provider in The People's Republic of China & Taiwan. Already providing i-Date-u in Macau, Taiwan, Singapore and plans to launch a fighting game in the Greater China region

Telstra

2 July 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Announces Sterling Debt Investor Roadshows

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

2 July 2002 175/2002

Telstra Announces Sterling Debt Investor Roadshows

Telstra today announced plans to conduct a Sterling debt investor roadshow in the United Kingdom and Europe in mid-July.

The roadshows are to prepare for possible long-term borrowings of around Pounds Sterling 250 million to 300 million with a 10-12 year maturity.

The presentations will be given by Telstra's Chief Financial Officer, David Moffatt and Telstra's Corporate Treasurer, Cliff Davis. They will target key institutional investors in London, Edinburgh and continental Europe and will update investors on Telstra's financial performance, business strategy and debt funding requirements.

Mr Moffatt said the proposed borrowing, which would be conducted under Telstra's Global Debt Program, would be Telstra's debut in the Sterling market and would further build our well established presence and solid reputation in the Euro-markets.

"The borrowing forms part of Telstra's annual program and will further build the diversity of funding sources and provide efficiently priced long term capital. This will further lengthen the average maturity of our already sound debt portfolio and strengthen our funding position," Mr Moffatt said.

Proceeds will be used for general purposes and the reduction of short term debt.

Telstra has appointed Barclays Capital and Credit Suisse First Boston (CSFB) to assist in the roadshows as Joint Lead Managers of the proposed issue.

Telstra is a strongly rated telco with long term ratings of AA- by Standard & Poor's, Aa3 by Moody's and AA- by Fitch. All ratings are stable.

- 0 -

Media inquiries:
Jane Sullivan
General Manager Public Affairs, Finance and Administration
Telephone: 03 9632 3701
Mobile: 0418 431 927
jane.sullivan@team.telstra.com

Telstra Media Releases are regularly posted on the Telstra newsroom:
http://www.telstra.com.au/newsroom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary

Date: 5 July 2002